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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/08 (MM/DD/YY) AND ENDING 02/28/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthPoint Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 2000
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Jacquin — 415-358-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ribis, Jones & Maresca, P.A.
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Pkwy	Columbia	MD	21044
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M

OATH OR AFFIRMATION

I, David M. Jacquin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ribis, Jones & Maresca, P.A., as of February 28, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRA KOMAR
COMM #1682741
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. July 21, 2010

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH POINT ADVISORS, LLC AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2009

TABLE OF CONTENTS

RJM
RIBIS, JONES & MARESCA, P.A.
Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Auditors' Report

To the Members of
North Point Advisors LLC and
Affiliates

We have audited the accompanying consolidated statement of financial condition of North Point Advisors LLC and Affiliates (collectively the "Company") as of February 28, 2009 and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of North Point Advisors LLC and Affiliates as of February 28, 2009, and the results of their operations, the changes in their members' equity and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ribis, Jones & Maresca, P.A.

April 21, 2009

NORTH POINT ADVISORS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	3,204,967
Accounts receivable and other receivables		33,337
Client reimbursable expenses		67,362
Prepaid expenses and deposits		39,227
Total Current Assets		3,344,893
PROPERTY AND EQUIPMENT		
Property and equipment, net		2,021,761
OTHER ASSETS		
Investments, at fair value		4,958,445
Certificate of deposit, restricted		37,260
Total Other Assets		4,995,705
TOTAL ASSETS	$	10,362,359

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	147,627
Capital lease payable, current portion		2,160,000
Notes payable, current portion		14,576
Total Current Liabilities		2,322,203
LONG-TERM LIABILITIES		
Note payable, long-term		35,093
Total Liabilities		2,357,296
MEMBERS' EQUITY		
Members' equity		8,005,063
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	10,362,359

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 28, 2009

REVENUE	
Advisory fees	$ 2,854,209
Plane charters	116,920
Interest income	139,963
Other income	5,280
Loss on disposal of fixed assets	(19,512)
Total Revenue	3,096,860
EXPENSES	
Compensation	1,827,580
Benefits and taxes	170,585
Professional fees	355,134
Rent and occupancy costs	218,601
Office expenses	166,738
Travel, entertainment and business development	422,191
Data and analytics	56,307
Insurance	10,626
Depreciation and amortization	657,877
Computer and related	38,215
Repairs and maintenance	14,066
Contributions	13,650
Aircraft	277,377
Interest	1,479
Other	26,721
Total Expenses	4,257,147
NET LOSS	$ (1,160,287)

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2009

	Retained Earnings	Retained Earnings Available for Tax Distributions	Accumulated Investment Gains	Total
BALANCE, MARCH 1, 2008	$ 4,187,747	$ 3,478,010	$ 1,436,052	$ 9,101,809
Net loss	(1,160,287)	-	-	(1,160,287)
Transfer of retained earnings (Note 4)	-	-		-
Tax distributions to Managing Member (Note 4)	-	-	-	-
Other comprehensive income:				
Net appreciation in fair value of investments	-	-	63,541	63,541
Change in Members' Equity	(1,160,287)	-	63,541	(1,096,746)
BALANCE, FEBRUARY 28, 2009	$ 3,027,460	$ 3,478,010	$ 1,499,593	$ 8,005,063

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,160,287)
Adjustments to reconcile change in net loss to net cash used for operating activities:	
Depreciation and amortization expense	657,877
Loss on disposal of property and equipment	19,512
Changes in operating assets and liabilities:	
Decrease in accrued interest and other accounts receivable	6,037
Decrease in client reimbursable expenses	67,064
Decrease in prepaid expenses	26,799
Decrease in accounts payable and accrued expenses	(91,558)
Net Cash Used for Operating Activities	(474,556)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(128,714)
Reinvested interest on certificate of deposit	(392)
Proceeds from sale of investments	2,384,949
Purchases of investments	(381,052)
Net Cash Provided by Investing Activities	1,874,791
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on note payable	4,522
Net Cash Provided by Financing Activities	4,522
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,404,757
CASH AND CASH EQUIVALENTS, beginning of year	1,800,210
CASH AND CASH EQUIVALENTS, end of year	$ 3,204,967
SUPPLEMENTAL INFORMATION:	
Interest paid	$ 1,479

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC AND AFFILIATES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2009

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors, LLC, a Delaware limited liability company ("NPA"), was formed on June 21, 2004 and operates under a Limited Liability Company Agreement (the "LLC Agreement"). NPA was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, NPA registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member of NPA is North Point LLC, a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the company.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007 purusant to an operating agreement with North Point Advisors. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed to own and operate an aircraft.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed to own and hold all the assets that are non-allowable for a broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of North Point Advisors, LLC, North Point Aviation, LLC, and North Point Investment Portfolio, LLC. All significant inter-company balances and transactions have been eliminated in consolidation. The above three companies are referred to collectively as the "Company" in the financial statements.

Basis of Accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Certificate of Deposit

The certificate of deposit is restricted to serve as collateral for the Company's letter of credit for the lease agreement.

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash and cash equivalents, investments, receivables, accounts payable, accrued liabilities, capital lease obligation, and notes payable, is approximately equal to its fair value at February 28, 2009.

Property and Equipment

Property and equipment are stated at cost. Expenditures which substantially increase an asset's useful life are capitalized. Minor replacements, enhancement, maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment and software	3 years
Other equipment	5 years
Aircraft	5 years
Automobile	5 years
Furniture	7 years
Leasehold improvements	remaining lease term

Investments

Investments include non-publicly traded equity securities, limited partnerships, and private equity funds which are recorded at fair value as determined annually by the Company. The Company takes into account the financial condition, operating results, the value of additional equity offerings of the issuers, and other factors pertinent to the valuation of the investments, in order to determine the fair value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients which, pursuant to the terms of contractual agreements, will be recouped from relevant clients.

Allowance for Doubtful Accounts

The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client contractual agreements will successfully close, based on a percentage of outstanding contacts. All accounts receivable as of February 28, 2009 are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of February 28, 2009.

Income Taxes

North Point Advisors, LLC, North Point Aviation, LLC and North Point Investments Portfolio, LLP are limited liability companies and are considered, for United States of America tax purposes, to be disregarded pass through entities. Taxable income or loss from the Company is included in the tax return of the sole member of the managing member of North Point Advisors, LLC.

NOTE 3 – NET CAPITAL REQUIREMENTS

North Point Advisors, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At February 28, 2009, North Point Advisors, LLC had net capital of $2,983,460, which was $2,883,962 in excess of its required net capital of $9,498. North Point Advisors, LLC ratio of aggregate indebtedness to net capital as of February 28, 2009 is 5%. These calculations do not include the financial positions of North Point Aviation, LLC and North Point Investment Portfolio as of February 28, 2009.

NOTE 4 – CAPITAL ACCOUNTS

A capital account is maintained for each member. The account is increased by capital contributions, allocable share of net profit and any item of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the LLC Agreement of North Point Advisors, LLC and the Operating Agreement of North Point Aviation, LLC.

The LLC Agreement of North Point Advisors, LLC also defines a calculation for tax distributions to be provided to the members based on the highest marginal federal individual income tax rate for federal and State of California income tax purposes for the calendar year. The amounts available for tax distributions and distributions made are reported in the statement of members' equity.

NOTE 5 – INVESTMENTS

Investments at fair value consisted of the following at February 28, 2009:

	Fair Value
Limited liability companies	$ 3,208,929
Equity securities	1,399,524
Private equity funds	299,992
Convertible promissory notes	50,000
	$ 4,958,445

Pursuant to the signed agreements with various private equity funds, the Company has committed to invest additional funding of approximately $1,942,000.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at February 28, 2009:

Airplane	$ 3,054,074
Artwork	19,896
Other equipment	179,616
Office furniture	52,133
Automobile	57,826
Leasehold improvements	135,662
	3,499,207
Less accumulated depreciation	(1,477,446)
Net property and equipment	$ 2,021,761

Depreciation and amortization expense totaled $657,877 for the year ended February 28, 2009.

NOTE 7 – NOTE PAYABLE

The Company has a note payable which is secured by an automobile. The balance of the loan for $49,669 as of February 28, 2009. The loan of $64,968 has an interest rate of 3.9% and monthly payments of $1,464 due until March 15, 2012. Principal maturities of the note are as follows for the years ending February 28: $14,576 in 2010, $16,494 in 2011, $17,149 in 2012, and $1,450 in 2013.

NOTE 8 – RELATED PARTY TRANSACTION

An amount of $1,000,000 paid to the sole member of the Managing Member has been included in compensation expense.

NOTE 9 – 401(k) PLAN

The Company has a 401(k) plan that is available to all eligible employees who elect to participate. The participants can make optional salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not make employer contributions during the year ended February 28, 2009.

NOTE 10 – CAPITAL LEASE AGREEMENT

In January 2007, the Company subleased an aircraft under a capital lease that expires on January 11, 2010. The sublease agreement is subordinate to and subject to the terms and conditions under the sublessor's Aircraft Lease Financing agreement ("Financing Agreement"). Under the terms of the sublease agreement, the Company assumes all operating costs of the airplane and is required to purchase the airplane on or before the expiration of the lease period for the remaining balance owed by the sublessor under the Financing Agreement, less $750,000. During the three year sublease period, the Company is not making monthly payments to the sublessor, and the sublessor retains all responsibility for making monthly payments pursuant to their Financing Agreement. In addition, the aircraft remains collateral for the "Financing Agreement". The obligation under the capital lease has been recorded in the consolidated statement of financial condition at the estimated present value of the lease obligation of $2,160,000.

NOTE 11 – OPERATING LEASE AGREEMENT

The Company leases office space under an amended operating lease which expires May 31, 2009. The future minimum annual year ending lease payments are as follows: $217,481 in 2009 and $54,681 in 2010. Rent expense for the year ended February 28, 2009, including the pro-rata share of expenses, was $218,601.

SUPPLEMENTARY INFORMATION

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF FEBRUARY 28, 2009

Computation of net capital			
North Point Advisors, LLC's Member's equity from combining statement of financial condition (pg. 15)		$	3,198,520
Deductions			
Non-allowable assets			
Accrued interest and other receivables			33,337
Client reimbursable expenses, net			67,362
Property and equipment, net			46,261
Prepaid expenses and deposits			39,227
Total non-allowable assets			186,187
Net capital (before haircuts on securities)			3,012,333
Less haircuts on other securities			(118,873)
NET CAPITAL		$	2,893,460
Aggregate indebtedness		$	142,471
Computation of net capital requirements			
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	9,498
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	9,498
Excess net capital (net capital, less net capital requirement)		$	2,883,962
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	2,879,213
Ratio: Aggregate indebtedness to net capital			5%

Only North Point Advisors financial position, as stated in Schedule 4, has been included above. North Point Aviation, LLC and North Point Investment Portfolio, LLC's financial condition have been excluded.

See Schedule 3 for the reconciliation of the Company's unaudited FOCUS Report, prior to amendment, as of February 28, 2009 to the audited consolidated statement of financial position. The FOCUS report was subsequently amended.

SCHEDULE 2

NORTH POINT ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2009

The company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii)

The company has complied with the exemptive provisions of SEC Rule 15-c3-3.

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT TO THE STATEMENT OF FINANCIAL POSITION
AS OF FEBRUARY 28, 2009

Line		Unaudited FOCUS Form X-17A-5	Adjustments [A]	[B]	[C]	Total Adjustments	Audited Statement of Financial Position
	Assets						
1	Cash	$ 3,154,804	$ -	$ -	$ -	$ -	$ 3,154,804
10	Property, net	46,261	-	-	-	-	46,261
11	Other assets	106,723	33,203	-		33,203	139,926
12	Total assets	3,307,788	33,203	-	-	33,203	3,340,991
	Liabilities						
17	Accounts payable and other liabilities	88,838	-	3,964	-	3,964	92,802
18b	Notes payable, secured	49,670	-	-	(1)	(1)	49,669
20	Total liabilities	138,508	-	3,964	(1)	3,963	142,471
	Members' Equity						
22	Members' equity	3,169,280	33,203	(3,964)	1	29,240	3,198,520
25	Total liabilities and members' equity	$ 3,307,788	$ 33,203	$ -	$ -	$ 33,203	$ 3,340,991

Explanations for audit adjustments:

[A] Adjust accounts receivable by $29,203 and increase prepaid expenses by $4,000.
[B] Record additional accounts payable of $3,964.
[C] Rounding adjustment.

(continued)

SCHEDULE 3
(continued)

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT TO THE STATEMENT OF FINANCIAL POSITION COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2009

		UNAUDITED FOCUS FORM X-17A-5	AUDIT ADJUSTMENTS		AMENDED FOCUS FORM X-17A-5
Computation of net capital					
Member's equity from combining schedule of financial condition (Schedule 4- page 15)		$ 3,169,280	$ 29,240		$ 3,198,520
Deductions					
Non-allowable assets					
Accrued interest and other receivables		-	33,337	[A]	33,337
Client reimbursable expenses, net		71,496	(4,134)	[A]	67,362
Property and equipment, net		46,261	-		46,261
Prepaid expenses and deposits		35,227	4,000	[A]	39,227
Total non-allowable assets		152,984	33,203		186,187
Net capital before haircuts on securities		3,016,296	(3,963)		3,012,333
Less haircuts on other securities		118,873	-		118,873
Net capital		$ 2,897,423	$ (3,963)		$ 2,893,460
Aggregate indebtedness		$ 203,727	$ 35,458		$ 142,471
Computation of net capital requirements					
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 13,581	$ 2,364		$ 9,498
Minimum dollar net capital requirement	(B)	$ 5,000	$ 5,000		$ 5,000
Net capital requirement (greater of (A) or (B))		$ 13,581	$ 5,000		$ 9,498
Excess net capital (net capital, less net capital requirement)		$ 2,883,842	$ (8,963)		$ 2,883,962
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 2,877,050	$ (7,509)		$ 2,879,213
Ratio: Aggregate indebtedness to net capital		7%			5%

SCHEDULE 4

NORTH POINT ADVISORS, LLC AND SUBSIDIARIES
COMBINING SCHEDULE OF FINANCIAL CONDITION
FEBRUARY 28, 2009

ASSETS

	North Point Advisors, LLC	North Point Aviation, LLC	North Point Investment Portfolio, LLC	COMBINED
CURRENT ASSETS				
Cash and cash equivalents	$ 3,154,804	$ -	$ 50,163	$ 3,204,967
Accounts receivable and other receivables	100,699	-	-	100,699
Prepaid expenses and other	39,227	-	-	39,227
Total Current Assets	3,294,730	-	50,163	3,344,893
PROPERTY AND EQUIPMENT				
Computer and equipment	-	-	179,616	179,616
Furniture and furnishings	-	-	52,133	52,133
Artwork	-	-	19,896	19,896
Leasehold improvement	-	-	135,662	135,662
Auto	57,826	-	-	57,826
Airplane	-	3,054,074	-	3,054,074
Less: accumulated depreciation	(11,565)	(1,184,881)	(281,000)	(1,477,446)
Total Property and Equipment, net	46,261	1,869,193	106,307	2,021,761
OTHER ASSETS				
Investments, at fair value	-	-	4,958,445	4,958,445
Certificate of deposits, restricted	-	-	37,260	37,260
Total Other Assets	-	-	4,995,705	4,995,705
TOTAL ASSETS	$ 3,340,991	$ 1,869,193	$ 5,152,175	$ 10,362,359

LIABILITIES AND MEMBERS' EQUITY

	North Point Advisors, LLC	North Point Aviation, LLC	North Point Investment Portfolio, LLC	COMBINED
LIABILITIES				
Accounts payable and accrued expenses	92,802	7,444	47,381	$ 147,627
Capital lease payable, current portion	-	2,160,000	-	2,160,000
Notes payable, current portion	14,576	-	-	14,576
Total Current Liabilities	107,378	2,167,444	47,381	2,322,203
LONG-TERM LIABILITIES				
Notes payable, long-term	35,093	-	-	35,093
TOTAL LIABILITIES	142,471	2,167,444	47,381	2,357,296
MEMBERS' EQUITY				
Members' equity	3,198,520	(298,251)	5,104,794	8,005,063
Total Members' Equity	3,198,520	(298,251)	5,104,794	8,005,063
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,340,991	$ 1,869,193	$ 5,152,175	$ 10,362,359

NORTH POINT ADVISORS, LLC AND SUBSIDIARIES
COMBINING SCHEDULE OF CHANGE IN MEMBERS' EQUITY
YEAR ENDED FEBRUARY 28, 2009

	North Point Advisors, LLC	North Point Aviation, LLC	North Point Investment Portfolio, LLC	COMBINED
BALANCE, MARCH 1, 2008	$ 9,101,809	$ -	$ -	$ 9,101,809
Net income (loss)	(534,355)	(641,859)	15,927	(1,160,287)
Transfer between entities	(5,360,280)	343,608	5,016,672	-
Tax distributions to Managing Member	-	-	-	-
Other comprehensive income:				
Net appreciation in fair value of investments	(8,654)	-	72,195	63,541
Change in Members' Equity	(5,903,289)	(298,251)	5,104,794	(1,096,746)
BALANCE, FEBRUARY 28, 2009	$ 3,198,520	$ (298,251)	$ 5,104,794	$ 8,005,063

NORTH POINT ADVISORS, LLC AND SUBSIDIARIES
COMBINING SCHEDULE OF OPERATIONS
YEAR ENDED FEBRUARY 28, 2009

	North Point Advisors, LLC	North Point Aviation, LLC	North Point Investment Portfolio, LLC	COMBINED
REVENUE AND SUPPORT				
Advisory fees	$ 2,854,209	$ -	$ -	$ 2,854,209
Plane charter revenue	116,920	-	-	116,920
Interest income	73,483	-	66,480	139,963
Other income	5,280	-	-	5,280
Loss on disposal of fixed assets	(19,512)	-	-	(19,512)
Total Revenue and Support	3,030,380	-	66,480	3,096,860
EXPENSES				
Compensation	$ 1,827,580	$ -	$ -	$ 1,827,580
Benefits and taxes	170,585	-	-	170,585
Professional fees	355,134	-	-	355,134
Rent and occupancy costs	218,601	-	-	218,601
Office supplies and expenses	166,738	-	-	166,738
Travel, entertainment and development	422,191	-	-	422,191
Data and analytics	56,307	-	-	56,307
Insurance	10,626	-	-	10,626
Depreciation and amortization	11,565	595,759	50,553	657,877
Computer and related	38,215	-	-	38,215
Repairs and maintenace	14,066	-	-	14,066
Contributions	13,650	-	-	13,650
Aircraft	231,277	46,100	-	277,377
Interest	1,479	-	-	1,479
Other	26,721	-	-	26,721
Total Expenses	3,564,735	641,859	50,553	4,257,147
INCOME (LOSS)	$ (534,355)	$ (641,859)	$ 15,927	$ (1,160,287)

RIBIS, JONES & MARESCA, P.A.
Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Members of
North Point Advisors, LLC and
Affiliates

In planning and performing our audit of the consolidated financial statements and supplemental schedules of North Point Advisors, LLC and Affiliates (the "Company") as of and for the year ended February 28, 2009, we considered its internal controls, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
3. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkis, Jones & Moresca, P.A.

April 21, 2009